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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            -------------------------

                                  SCHEDULE 13D
                                 (RULE 13D-101)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(A)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13D-2(A)

                              (Amendment No. ___) *

             Meritage Hospitality Group Inc., a Michigan corporation
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                                (Name of Issuer)

                          Common Shares, $.01 par value
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                         (Title of Class of Securities)

                                   59000K 10 1
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                                 (CUSIP Number)

                                James R. Saalfeld
                       c/o Meritage Hospitality Group Inc.
                        40 Pearl Street, N.W., Suite 900
                          Grand Rapids, Michigan 49503
                                 (616) 776-2600
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                FEBRUARY 11, 1999
                                -----------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e) 13d-1(f) or 13d-1(g), check the following box
|_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 Pages


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CUSIP NO.  59000K 10 1        SCHEDULE 13D        Page    2    of    5    Pages
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  1     NAME OF REPORTING PERSON
        S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        James R. Saalfeld

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  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a)  |_|
                                                                       (b)  |X|

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  3     SEC USE ONLY

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  4     SOURCE OF FUNDS
        N/A

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  5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO TIME 2(d) OR 2(e)                                                |_|

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  6     CITIZENSHIP OR PLACE OF ORGANIZATION
        United States, State of Michigan

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                          7     SOLE VOTING POWER
                          ------------------------------------------------------
                                 1,413,745
  NUMBER OF SHARES        ------------------------------------------------------
    BENEFICIALLY          8     SHARED VOTING POWER
  OWNED BY EACH                          0
REPORTING PERSON WITH     ------------------------------------------------------
                          9     SOLE DISPOSITIVE POWER
                                     20,877
                          ------------------------------------------------------
                          10    SHARED DISPOSITIVE POWER
                                          0
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  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        1,413,745

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  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                      |_|

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  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        25.8%

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  14    TYPE OF REPORTING PERSON
        IN
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ITEM 1.  SECURITY AND ISSUER.

         This Schedule 13D relates to the common shares, $.01 par value per share, of Meritage Hospitality Group Inc. ("Meritage"), a Michigan corporation. Meritage's principal executive offices are located at 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)   James R. Saalfeld

         (b) c/o Meritage Hospitality Group Inc., 40 Pearl Street, N.W., Suite 900, Grand Rapids, Michigan 49503.

         (c) Mr. Saalfeld is the Vice President, General Counsel and Secretary of Meritage.

         (d) Mr. Saalfeld, during the last five years, has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Saalfeld, during the last five years, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in Mr. Saalfeld being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Personal funds were used to purchase 7,877 common shares owed of record by Mr. Saalfeld. Options for 13,000 common shares which are or will become exercisable within 60 days were acquired pursuant to Meritage's 1996 Management Equity Incentive Plan. See Item 6 regarding the remaining common shares.

ITEM 4.  PURPOSE OF TRANSACTION.

         Mr. Saalfeld acquired 7,877 common shares for investment purposes. From time to time, Mr. Saalfeld may acquire additional common shares, or dispose of such common shares.

         Options for 13,000 common shares which are or will become exercisable within 60 days were acquired pursuant to Meritage's 1996 Management Equity Incentive Plan.

         See Item 6 regarding the remaining common shares.

                                Page 3 of 5 Pages


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         Other than as set forth above, Mr. Saalfeld has no plans or proposals which relate to or would result in:

         (a) the acquisition by any person of additional securities of Meritage, or the disposition of securities of Meritage;

         (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Meritage or any of its subsidiaries;

         (c) a sale or transfer of a material amount of assets of Meritage or any of its subsidiaries;

         (d) any change in the present board of directors or management of Meritage, including any plans to change the number or term of directors or to fill any existing vacancies on the board;

         (e) any material change in the present capitalization or dividend policy of Meritage;

         (f) any other material change in Meritage's business or corporate structure;

         (g) changes in Meritage's articles of incorporation or by-laws or other action which may impede the acquisition of control of Meritage by any person;

         (h) causing a class of securities of Meritage to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or

         (i)  any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) Mr. Saalfeld (i) owns 7,877 common shares of record, (ii) holds options for 13,000 common shares pursuant to Meritage's 1996 Management Equity Incentive Plan which are or will become exercisable within 60 days, and (iii) holds an irrevocable proxy to vote 1,392,868 common shares as described in Item 6 below. See also page 2, nos. 11 and 13.

         (b)  See page 2, nos. 7, 8, 9 and 10.

         (c) On February 11, 1999, Mr. Saalfeld obtained the right to vote 1,392,868 of the Issuer's common shares owned of record by CBH Capital Corp. (See Item 6.)

              Options for 2,000 common shares to Mr. Saalfeld, granted pursuant to the 1996 Management Equity Incentive Plan, will become exercisable on February 16, 1999. However, because the option price is greater than the current market price, these options currently have no value.

         (d)  None.

         (e)  Not applicable.

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ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT
         TO SECURITIES OF THE ISSUER.

         On February 11, 1999, a Voting Agreement and Irrevocable Proxy between Mr. Saalfeld (on the one hand) and CBH Capital Corp. and Christopher B. Hewett (on the other hand) became effective. Pursuant to these documents, Mr. Saalfeld obtained the right to vote 1,392,868 of the Issuer's common shares owned of record by CBH Capital Corp. These shares, combined with the 7,877 common shares owned of record by Mr. Saalfeld, shall be voted in accordance with the recommendation of the Company's Board of Directors on all matters submitted to a vote of the Company's shareholders or, if the Board fails to make a recommendation, as Mr. Saalfeld deems proper. These agreements were entered into as part of a settlement agreement by and between the Issuer, CBH Capital Corp. and Mr. Hewett. The Issuer's Board of Directors took actions to ensure that Chapter 7A (re: business combinations) and Chapter 7B (re: control share acquisitions) of the Michigan Business Corporation Act did not apply to the transactions described in the Voting Agreement and Irrevocable Proxy.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         Settlement Agreement dated February 8, 1999 among Meritage Hospitality Group Inc., CBH Capital Corp. and Christopher B. Hewett with the above-referenced Voting Agreement and Irrevocable Proxy attached as exhibits. These documents are incorporated by reference from Amendment No. 12 to the
Schedule 13D filed on February 16, 1999 by CBH Capital Corp. and Christopher B. Hewett.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1999                    /s/ James R. Saalfeld
                                             ---------------------
                                             James R. Saalfeld

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